United States securities and exchange commission logo





                            August 8, 2020

       Iain Ross
       Executive Chairman
       Silence Therapeutics plc
       72 Hammersmith Road
       London W14 8TH
       United Kingdom

                                                        Re: Silence
Therapeutics plc
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted July 31,
2020
                                                            CIK No. 0001479615

       Dear Mr. Ross:

             We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Business
       Overview, page 61

   1. We note your response to prior comment 2; however, you continue to state conclusions regarding efficacy.
Please revise your statements here and on page 48 that your product candidate SLN360
"silences" genetically controlled expression of Lipoprotein(a), your product candidate
SLN124 "silences" TMPRSS6 gene expression and your SLN500
                                                        program candidates
"silence" C3. You may present objective data resulting from your trials without
including conclusions related to efficacy in the Business section.
 Iain Ross
FirstName   LastNameIain
Silence Therapeutics plc Ross
Comapany
August      NameSilence Therapeutics plc
        8, 2020
August
Page  2 8, 2020 Page 2
FirstName LastName
SLN124 reduced transferrin saturation in -thalassemic mice compared to deferiprone, page 72

2. We note your response to prior comment 10. Please revise to provide the basis for your statement that similar magnitudes of increase in hemoglobin levels are associated with
         "clinically meaningful" improvement in health related quality of life measures in humans.
       You may contact Jenn Do at (202) 551-3743 or Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Ada Sarmento at (202) 551-3798 or Joe McCann at (202) 551-6262 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences